ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199

WWW.ROPESGRAY.COM

December 9, 2025

Advanced Series Trust

655 Broad Street

Newark, New Jersey 07102

Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 201 under the Securities Act of 1933, as amended, and Amendment No. 214 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Registration Statement”) of Advanced Series Trust (the “Trust”), relating to the issuance of shares of beneficial interest (the “Shares”) of the AST Bond Portfolio 2037.

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of Shares. In connection with this opinion, we have examined such certificates, documents, and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinion set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Trust, public officials and other appropriate persons.

We assume that upon sale of the Shares by the Trust, the Trust will receive the net asset value thereof.

We were not involved in the organization of the Trust. We have not examined independently the question of what law would govern the interpretation or enforcement of any provision of the Amended and Restated Agreement and Declaration of Trust, as amended (the “Agreement and Declaration of Trust”), and have for this purpose assumed that the Trust is a duly established and validly existing unincorporated voluntary association with transferable shares under Massachusetts law (commonly known as a “Massachusetts business trust”) and that the interpretation and enforcement of each provision of the Agreement and Declaration of Trust will be governed by the laws of the Commonwealth of Massachusetts.

We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion. We express no opinion as to the effect of laws, rules, and regulations of any state or jurisdiction other than the Commonwealth of Massachusetts.

Based upon and subject to the foregoing, we are of the opinion that the Trust is authorized to issue the Shares, and that, when such Shares are issued and sold, such Shares will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders may, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Second Amended and Restated Declaration of Trust disclaims shareholder liability for any deed or obligations of the Trust. The Second Amended and Restated Declaration of Trust provides for indemnification out of the property of a portfolio series of the Trust for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances (which are considered remote) in which the portfolio series itself would be unable to meet its obligations and the disclaimer within the Agreement and Declaration of Trust is inoperative.

We hereby consent to the filing of this opinion as an exhibit to Registration Statement and to the references to our firm as legal counsel for the Trust in the Registration Statement. This consent shall not constitute an acknowledgment that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP